THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE
                              AND MAY BE CHANGED.

                   Subject to Completion. Dated July 9, 1999.
          Prospectus Supplement to Prospectus dated December 17, 1998.

                                  Normal Units

                              (Southern Co. Logo)

               % Adjustable Conversion-rate Equity Security Units
                          (Stated Amount $50 per Unit)

                             ---------------------

    Each Normal Unit will consist of (a) a stock purchase contract under which
you will purchase common stock from Southern on            , 2002 for $50 and
(b) United States Treasury     % Notes due            , 2002 having a principal
amount equal to $50. These treasury securities will be pledged to secure your obligations under the stock purchase contract.

    As a result of holding a Normal Unit:

-  You will receive cash payments at the rate of     % of the $50 stated amount
   per year, payable on each                   and                   , beginning
   on                   , 1999 and ending on                   , 2002. Southern
   can defer a portion of these payments but any deferred payments will bear additional payments at that same rate.

-  On            , 2002, if you haven't already settled your underlying stock purchase contract for cash, the $50 principal paid on your underlying treasury securities will automatically be applied to purchase Southern common
   stock at a price of between $         and $         per share (depending on
   the value of the common stock during a specified averaging period), subject to adjustment.

    Prior to this offering, there has been no public market for Normal Units.
Southern intends to list the Normal Units on the NYSE under the symbol "    ."
Southern's common stock is listed on the NYSE under the symbol "SO." The last reported sale price of the common stock on July 8, 1999 was $26.00 per share.

    See "Risk Factors" beginning on page S-6 to read about factors you should consider before buying Units.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                               Per
                                                              Normal
                                                               Unit    Total
                                                              ------   -----
Initial public offering price of Normal Units...............    $        $
Purchase price of treasury securities underlying Normal
  Units.....................................................    $        $
Initial payment from (to) underwriters to induce execution
  of stock purchase contracts...............................    $        $
Underwriting commission.....................................    $        $
Proceeds (or deficit), before expenses, to Southern.........    $        $

    To the extent that the underwriters sell more than     Normal Units, the
underwriters have the option to acquire up to an additional     Normal Units.
                             ---------------------

    The underwriters expect to deliver the Normal Units in New York, New York on , 1999.

GOLDMAN, SACHS & CO.
              LEHMAN BROTHERS
                             MERRILL LYNCH & CO.
                                          MORGAN STANLEY DEAN WITTER
                                                    SALOMON SMITH BARNEY
                             ---------------------
            PROSPECTUS SUPPLEMENT DATED                     , 1999.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial information contained or incorporated by reference in this prospectus supplement and the attached prospectus.

                                    SOUTHERN

     The Southern Company ("SOUTHERN") was incorporated under the laws of Delaware on November 9, 1945. Southern is domesticated under the laws of Georgia and is qualified to do business as a foreign corporation under the laws of Alabama. The principal executive offices of Southern are located at 270 Peachtree Street, N.W., Atlanta, Georgia 30303, and the telephone number is
(770) 393-0650.

                                  THE OFFERING

                                THE NORMAL UNITS

     TOTAL STATED AMOUNT.    $

     STATED AMOUNT PER UNIT.    $50.

     CASH PAYMENTS.  For so long as you hold Normal Units, you will receive cash
payments at the rate of      % of their stated amount per year. These payments
will accrue from the date you acquire your Normal Units in this offering and
will be payable on each           and           , beginning on           , 1999
and ending on           , 2002.

- These payments will consist of payments on the treasury securities underlying your Normal Units plus the contract fees described below.

- Southern can defer contract fee payments but any deferred payments will bear additional contract fees at that same rate.

     STOCK PURCHASE; SETTLEMENT PRICE.  On           , 2002, if you haven't
already settled the stock purchase contracts underlying your Units for cash, the principal paid on the treasury securities underlying your Units will automatically be applied to purchase Southern common stock at a settlement price
of between $     and $     per share, subject to adjustment.

- The exact settlement price per share will equal the average closing price of the common stock during the 20 consecutive trading day period ending on and
    including the last trading day before           , 2002, except that (a) if
    the average closing price is below the Initial Stock Price referred to below, the settlement price per share will equal the Initial Stock Price, and (b) if the average closing price is above the Threshold Appreciation Price referred to below, the settlement price per share will equal the Threshold Appreciation Price.

-   "INITIAL STOCK PRICE" means $          . This amount is equal to the last
    reported sale price of the common stock on the NYSE on the date of this prospectus supplement.

-   "THRESHOLD APPRECIATION PRICE" means $          . This amount is
    approximately      % higher than the Initial Stock Price.

- The Initial Stock Price and Threshold Appreciation Price may be changed to reflect various dilutive transactions, as specified under "Description of Units -- Description of the Stock Purchase Contracts -- Anti-Dilution Adjustments" below.

-   The number of shares of common stock that you will receive per Unit on
              , 2002 will equal the $50 stated amount divided by the settlement price per share. Since the settlement price per share will be between the Initial Stock Price and the Threshold Appreciation Price described above, the number of shares that you will receive per Unit will be between
              shares and                     shares if the Initial Stock Price
    and Threshold Appreciation Price have not been changed.

     The following table illustrates the settlement price per share that you will pay, and the number and value of shares that you will receive per Unit, at certain assumed average closing prices per share of common stock:

 ---------------------------------------------------------------------------------
        ASSUMED                                 NUMBER OF            VALUE OF
        AVERAGE             SETTLEMENT         SHARES TO BE        SHARES TO BE
     CLOSING PRICE            PRICE              RECEIVED            RECEIVED
       PER SHARE            PER SHARE            PER UNIT           PER UNIT*
           $                    $                                       $
    (i.e., 150% of          (i.e., the                             (i.e.,  % of
      the Initial           Threshold                               the Stated
     Stock Price)          Appreciation                              Amount)
                              Price)
           $                    $                                       $
      (i.e., the            (i.e., the                              (i.e., the
       Threshold             average                                  Stated
     Appreciation         closing price)                             Amount)
        Price)
           $                    $                                       $
    (i.e., 1/2 way          (i.e., the                              (i.e., the
      between the            average                                  Stated
     Initial Stock        closing price)                             Amount)
     Price and the
       Threshold
     Appreciation
        Price)
           $                    $                                       $
  (i.e., the Initial        (i.e., the                              (i.e., the
     Stock Price)            average                                  Stated
                          closing price)                             Amount)
           $                    $                                       $
     (i.e., 50% of          (i.e., the                            (i.e., 50% of
      the Initial         Initial Stock                             the Stated
     Stock Price)             Price)                                 Amount)

---------------

* Based on assumed average closing price. The actual market value on
              , 2002 may be more or less than this amount.

     The actual average closing price we will use to calculate the settlement price may turn out to be below or above the range of values assumed in the foregoing table.

     RELATIONSHIP OF NORMAL UNITS TO COMMON STOCK. For so long as you hold Normal Units, you will receive cash payments at a rate per year that is greater than today's dividend yield on the common stock. However, since the number of
shares of common stock that you will receive on           , 2002 may decline by
up to      % as the relevant average closing price increases, the opportunity for equity appreciation provided by an investment in the Normal Units is less than that provided by a direct investment in common stock.

     COMPONENTS OF NORMAL UNITS.  Each Normal Unit will consist of:

-   a stock purchase contract having the terms summarized below; and

-   United States Treasury      % Notes due      , 2002 having a principal
    amount equal to $50. These treasury securities will be pledged to secure your obligations under the stock purchase contract.

Except as described in this prospectus supplement, you will have no right to separate any Units into their constituent components.

     It is possible that investment grade debt obligations of a third party other than the United States will underlie the Normal Units instead of Treasury Notes due 2002. If that is the case, certain terms of the Normal Units will differ from those described in this prospectus supplement. In that event, the particular terms of the Normal Units and the underlying debt obligations will be described in a final prospectus supplement.

                          THE STOCK PURCHASE CONTRACTS

     STOCK PURCHASE.  Each stock purchase contract underlying your Units will
require you to purchase from Southern on      , 2002, for cash in an amount
equal to $50, common stock of Southern at a price per share equal to the settlement price described above. If you haven't already settled that underlying
stock purchase contract by      , 2002, the principal paid on the treasury
securities underlying your Units will automatically be applied to fund that purchase.

     CONTRACT FEES.  Each stock purchase contract underlying your Units will
require Southern to pay you contract fees at the rate of      % of the $50
stated amount per year, payable on each                and                ,
beginning on      , 1999 and ending on      , 2002. The first payment will be
reduced as necessary so that holders of Normal Units will receive a total payment, after giving effect to contract fees and interest
paid on the underlying treasury securities, equivalent to      % of the stated
amount per year, accruing from the date you acquire your Normal Units in this offering.

     Southern's obligation to pay contract fees will be unsecured and junior in right of payment to all of Southern's indebtedness for borrowed money. Southern will be entitled to defer the payment of contract fees, but Southern may not
defer the payment of contract fees beyond        , 2002 and any deferred
payments will bear additional contract fees.

     EARLY SETTLEMENT.    You may settle your stock purchase contracts before
                    , 2002 in the manner described herein upon the occurrence of specified reorganization events, but only in integral multiples of 20 Units. On early settlement:

- You will purchase common stock for an amount in cash equal to $50 per Unit minus any deferred contract fees payable thereon. The settlement price per share will be calculated as described above but will assume that the relevant average closing price is the average closing price of the common stock during the 20 consecutive trading day period ending on and including the last trading day before the date of consummation of the relevant reorganization event.

- You will receive the treasury securities underlying those Units free and clear of Southern's security interest.

- Your right to receive additional contract fees will terminate and, except as specified above with respect to deferred contract fees, Southern will make no payment or adjustment on account of accrued contract fees.

     TERMINATION.    The stock purchase contracts will automatically terminate
if Southern becomes subject to certain events of bankruptcy, insolvency or reorganization. If the stock purchase contracts are terminated, you will lose all rights to receive contract fees, including deferred contract fees, and the treasury securities underlying your Units will be distributed to you.

                    RIGHT TO STRIP OR RE-CREATE NORMAL UNITS

     For so long as you hold Normal Units, you will have the right, by following the requirements described later in this prospectus supplement, to substitute
United States Treasury STRIPS due                     , 2002 for the treasury
notes underlying your Normal Units and convert those Normal Units into Stripped Units that will no longer generate cash payments (other than contract fees payable by Southern). Stripped Units will not be fungible with Normal Units.

     If you hold any Stripped Units, you will have the right, by following the requirements described later in this prospectus supplement, to substitute United
States Treasury      % Notes due           , 2002 for the treasury strips
underlying your Stripped Units and convert those Stripped Units into Normal Units that will once again generate the full cash payments contemplated on the cover page of this prospectus supplement.

                                    GENERAL

     LISTING.    Southern intends to list the Normal Units on the NYSE. If
Stripped Units are traded to a sufficient extent to meet the listing requirements of the NYSE, Southern will use reasonable efforts to list such securities on the NYSE.

     FEDERAL INCOME TAX CONSEQUENCES. You will include interest on the treasury notes underlying your Normal Units in income when received or accrued, in accordance with your method of accounting. Southern intends to report the contract fees as income to you, but you should consult your tax advisor concerning the possibility that you may treat contract fees as a reduction in your basis in the Units rather than including those fees in income on a current basis. You may realize additional income, gain or loss on maturity of the treasury notes to the extent that the treasury notes are purchased at a premium or discount, and you should consider certain elections in this regard. See "Certain Federal Income Tax Consequences."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement or the attached prospectus or incorporated herein by reference.

                                                                                              TWELVE
                                                                                              MONTHS
                                                                                               ENDED
                                                     YEAR ENDED DECEMBER 31,                 MARCH 31,
                                         ------------------------------------------------     1999(1)
                                         1994(1)   1995(1)   1996(1)    1997(1)   1998(1)   (UNAUDITED)
                                         -------   -------   -------    -------   -------   -----------
                                          (MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
Operating Revenues.....................  $8,297    $9,180    $10,358    $12,611    $11,403    $11,350
Income Before Interest Charges.........  $1,756    $1,900    $ 1,944    $ 2,037    $ 2,184    $ 2,166
Consolidated Net Income................  $  989    $1,103    $ 1,127    $   972    $   977    $   959
Earnings per Share of Common Stock.....  $ 1.52    $ 1.66    $  1.68    $  1.42    $  1.40    $  1.37
Dividends Paid per Share of Common
  Stock................................  $ 1.18    $ 1.22    $  1.26    $  1.30    $  1.34    $  1.34
Ratio of Earnings to Fixed Charges(2)..    3.63      3.75       3.68       2.87       2.46       2.45
Ratio of Earnings to Fixed Charges Plus
  Preferred Dividend Requirements
  (Pre-Income Tax Basis)(3)............    3.01      3.13       3.12       2.67       2.38       2.38

                                                                 CAPITALIZATION AS OF
                                                                    MARCH 31, 1999
                                                              --------------------------
                                                              ACTUAL     AS ADJUSTED(4)
                                                              -------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Common Stock Equity.........................................  $ 9,704   $              %
Preferred Stock of Subsidiaries.............................      369
Company or Subsidiary Obligated Mandatorily Redeemable
  Capital and Preferred Securities..........................    2,427
Long-Term Debt..............................................    9,953
                                                              -------   -------   ------
         Total, excluding amounts due within one year of
           $1.136 billion...................................  $22,453   $         100.0%
                                                              =======   =======   ======

---------------
(1) "Income Before Interest Charges" and "Consolidated Net Income" for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and the twelve months ended March 31, 1999 reflect charges of approximately $61,000,000, $17,000,000, $53,000,000, $31,000,000, $20,000,000 and $17,000,000,
    respectively, after taxes relating to benefits provided pursuant to work force reduction programs. In addition, "Income Before Interest Charges" and "Consolidated Net Income" for the year ended December 31, 1997 reflect a charge of $111,000,000, after taxes, resulting from a windfall profits tax assessed against Southern's South Western Electricity plc subsidiary in the United Kingdom. "Income Before Interest Charges" and "Consolidated Net Income" for the year ended December 31, 1998 and the twelve months ended March 31, 1999 include the effect of asset write-downs of $221,000,000, after taxes, in December 1998.

(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Income Before Interest Charges" all income taxes deducted therefrom and the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.

(3) In computing this ratio, "Preferred Dividend Requirements" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

(4) Reflects (i) the issuance in May 1999 by Alabama Power Company ("ALABAMA") of $200,000,000 principal amount of its Series J 6.75% Senior Notes due June 30, 2039; (ii) the issuance in May 1999 by The Development Authority of Burke County (Georgia) of $53,000,000 aggregate principal amount of 5.45% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Third Series 1999 for the benefit of Georgia Power Company ("GEORGIA"); (iii) the redemption in June 1999 of obligations incurred by ALABAMA with respect to the outstanding $800,000 aggregate principal amount of The Industrial Board of the Town of Columbia (Alabama) 7 1/4% Environmental Improvement Revenue Bonds, Series A (Alabama Power Company Plant Farley Project), due May 1, 2003; (iv) the redemption in June 1999 of obligations incurred by GEORGIA with respect to the outstanding $50,000,000 aggregate principal amount of the Development Authority of Burke County (Georgia)6.35% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 1989; (v) the repurchase from April 26, 1999 through June 30, 1999 (settlement dates) of 9,123,400 shares ($251,000,000) of Southern common stock; and (vi) the estimated present value of Contract Fees.

                                  RISK FACTORS

     Before buying any Units, you should consider, in addition to the other information with respect to Southern and its business contained or incorporated by reference in this prospectus supplement and the attached prospectus, the following risk factors.

                   INVESTMENT IN UNITS WILL BECOME INVESTMENT
                      IN COMMON STOCK; YOU MAY LOSE MONEY

     On           , 2002, if you haven't already settled the stock purchase
contracts underlying your Units for cash, the principal paid on the treasury securities underlying your Units will automatically be applied to purchase
Southern common stock at a settlement price of between $     and $          per
share, subject to adjustment. The market value of that common stock may be materially different from the price you are required to pay for that common
stock. If the value of the common stock on           , 2002 is less than the
Initial Stock Price of $ (subject to adjustment), you will be purchasing that common stock at a loss, and that loss could be substantial.

                  YOUR UPSIDE POTENTIAL IS LESS THAN IT WOULD
                    BE IF YOU WERE INVESTING IN COMMON STOCK

     The number of shares of common stock that you will receive from your Units
on        , 2002 may decline by up to      % as the value of the common stock
increases. Therefore, your opportunity for equity appreciation from the Units is less than it would be if you were making a direct investment in common stock. The value of the common stock must exceed the Threshold Appreciation Price of
$          (subject to adjustment) before you will realize any equity appreciation on your Units.

                         TREASURY SECURITIES ENCUMBERED

     Although you will be a beneficial owner of the treasury securities underlying your Units, those securities will be pledged to secure your obligations under the stock purchase contracts and will not be released from that pledge arrangement except in the limited circumstances described in this prospectus supplement.

                   SOUTHERN'S OBLIGATION TO PAY YOU CONTRACT
                    FEES WILL BE UNSECURED AND SUBORDINATED

     Southern's obligation to pay you contract fees will be unsecured and junior in right of payment to all of Southern's indebtedness for borrowed money. None of the agreements relating to the Units places any limitation on the amount of additional secured or unsecured debt that may be incurred by Southern or any of its subsidiaries.

                        SOUTHERN MAY DEFER CONTRACT FEES

     Southern will be entitled to defer the payment of contract fees, but
Southern may not defer the payment of contract fees beyond           , 2002 and
any deferred payments will bear additional contract fees.

     If Southern defers the payment of contract fees, the market price of your Units is likely to decrease. If you dispose of Units during a deferral period, you may not receive the same return on your investment as a holder that continues to hold its Units. In addition, the mere existence of Southern's right to defer such payments may cause the market price of the Units to be more volatile than the market prices of other securities that are not subject to such deferrals.

                    YOUR RIGHT TO RECEIVE CONTRACT FEES MAY
                                   TERMINATE

     You will have no right to receive contract fees, including deferred contract fees, if Southern becomes subject to certain events of bankruptcy, insolvency or reorganization.

                 THE MARKET VALUE OF YOUR UNITS WILL FLUCTUATE

     The market value of your Units will fluctuate from day to day based on the market value of Southern common stock, prevailing interest rates and other factors.

                     SECONDARY MARKET FOR UNITS MAY NOT BE
                                     LIQUID

     There is currently no secondary market for the Units. We don't know how the Normal Units or Stripped Units will trade in the secondary market or whether the market for the Normal Units or Stripped Units will be liquid or illiquid. We intend to list the Normal Units on the NYSE. The underwriters have advised us that they intend to make a market for the Normal Units and thus facilitate trading in the Normal Units. However, the underwriters are not obligated to make a market and may discontinue market-making at any time.

                                USE OF PROCEEDS

     The underwriters will use all or substantially all of the proceeds from the offering of Normal Units (supplemented, if necessary, by their own funds) to purchase the treasury securities underlying the Normal Units on behalf of the initial holders. Southern will likely not receive any proceeds from the offering of Normal Units and will be required to pay to the underwriters an amount equal to the per Normal Unit deficit (if any) set forth on the cover page of this prospectus supplement times the number of Normal Units the underwriters sell. Southern plans to use the proceeds from the settlement of the stock purchase
contracts on             , 2002 in connection with its ongoing construction
program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

                          DESCRIPTION OF COMMON STOCK

     The authorized capital stock of Southern currently consists of 1,000,000,000 shares of common stock, par value $5 per share. As of May 31, 1999, there were 700,617,076 shares of common stock issued and 693,615,861 shares of common stock outstanding.

     All shares of common stock of Southern participate equally with respect to dividends and rank equally upon liquidation. Each holder is entitled to one vote for each share held and to cumulative voting at elections of directors. The vote of two-thirds of the outstanding common stock is required to authorize or create preferred stock or to effect certain changes in charter provisions affecting the common stock. No stockholder is entitled to preemptive rights.

     The shares of common stock issued upon settlement of the Stock Purchase Contracts will be fully paid and nonassessable by Southern.

     The income of Southern is derived mainly from equity in earnings of its operating affiliates. At March 31, 1999, $2,007,857,000 of consolidated retained earnings, of a total of $3,868,744,000 at that date, was restricted against the payment by the operating affiliates of cash dividends on common stock under terms of bond indentures or charters. Southern's investment in subsidiary companies is maintained on the equity method of accounting; however, under the applicable accounting requirements of the SEC, cash dividends are limited to Southern's retained earnings computed on the cost method of accounting ($513,499,000 at March 31, 1999). The equity in undistributed earnings of subsidiary companies, except for the $2,007,857,000 restricted under the terms of bond indentures or charters, will become available for payment of cash dividends by Southern as such amounts are paid to Southern by the subsidiary companies.

     Certain business combination transactions, including mergers, sales of assets or securities having a fair market value of $100,000,000 or more, liquidations, dissolutions, reclassifications or recapitalizations, between Southern or any of its subsidiaries and any beneficial owner of more than 5% of the outstanding voting stock of Southern or any affiliate of such owner must be approved by the holders of 75% of the outstanding voting stock and a majority of the outstanding voting stock held by persons other than such beneficial owner, unless approved by a majority of the "Disinterested Directors" (generally directors not affiliated with such beneficial owner) or certain minimum price and procedural requirements are met. These provisions may have the effect of delaying, deferring or preventing a change in control of Southern.

     The transfer agent and registrar for the common stock is Southern Company Services, Inc., Atlanta, Georgia.

                           DIVIDENDS AND PRICE RANGE

     The table below sets forth, for the periods indicated, the high and low sales prices of Southern's common stock as reported by The Wall Street Journal as NYSE-Composite Transactions.

YEAR                                HIGH        LOW        BY QUARTERS                         HIGH        LOW
----                                ----        ---        -----------                         ----        ---
1994...........................  22          17            1997
1995...........................  25          19  3/8              First Quarter...........  23  3/8     20  3/4
1996...........................  25  7/8     21  1/8              Second Quarter..........  22  1/4     19  7/8
1997...........................  26  1/4     19  7/8              Third Quarter...........  23          20  13/16
1998...........................  31  9/16    23  15/16            Fourth Quarter..........  26  1/4     22
                                                           1998
                                                                  First Quarter...........  28  11/16   23  15/16
                                                                  Second Quarter..........  29          25  1/16
                                                                  Third Quarter...........  29  13/16   25  1/4
                                                                  Fourth Quarter..........  31  9/16    27  3/16
                                                           1999
                                                                  First Quarter...........  29  5/8     23  1/4
                                                                  Second Quarter..........  29  3/16    22  3/4
                                                                  Third Quarter...........  27  1/16    25  15/16
                                                                     (through July 8, 1999)

     The last sale price of the common stock on July 8, 1999, as reported by The Wall Street Journal, was $26.00 per share. The consolidated book value per share of Southern's common stock at March 31, 1999 was $13.89.

     Dividends have been paid on the common stock without interruption since 1949 when Southern was organized. The following table sets forth the dividends paid during the period 1994-1998 and the first two quarters of 1999. Future dividends will depend on future earnings, the financial condition of Southern and the operating affiliates and other factors.

                             COMMON DIVIDENDS                                       COMMON DIVIDENDS
PERIOD                          PER SHARE       PERIOD                                 PER SHARE
------                       ----------------   ------                              ----------------
1994.......................       $1.18         1996   (first quarter)............       $.315
                                                       (second quarter)...........        .315
1995.......................        1.22                (third quarter)............        .315
                                                       (fourth quarter)...........        .315
1996.......................        1.26         1997   (first quarter)............        .325
                                                       (second quarter)...........        .325
1997.......................        1.30                (third quarter)............        .325
                                                       (fourth quarter)...........        .325
1998.......................        1.34         1998   (first quarter)............        .335
                                                       (second quarter)...........        .335
1999.......................        0.67                (third quarter)............        .335
  (through June 30, 1999)                              (fourth quarter)...........        .335
                                                1999   (first quarter)............        .335
                                                       (second quarter)...........        .335

                              DESCRIPTION OF UNITS

     The following description of the specific terms of the Units, including underlying agreements, supplements and, to the extent inconsistent, replaces the description of the general terms of the Units and their components set forth in the attached prospectus. This description is not necessarily complete. The agreements described below are on file with the SEC, and we refer you to those agreements for a more complete description of the terms of the Units. Wherever particular sections of, or terms defined in, such agreements are referred to in this prospectus supplement, such sections or defined terms are incorporated by reference in this prospectus supplement. Capitalized terms not defined in this prospectus supplement have the meanings set forth in such agreements.

                                    GENERAL

     Each Unit will have a Stated Amount of $50.

     Each Normal Unit will consist of:

- a stock purchase contract ("STOCK PURCHASE CONTRACT") having the terms described below; and

-   United States Treasury      % Notes due             , 2002 ("TREASURY NOTES
    DUE 2002") having a principal amount equal to $50.

     The Treasury Notes due 2002 underlying the Normal Units will be pledged to The Chase Manhattan Bank, as collateral agent for Southern (together with any successor thereto in such capacity, the "COLLATERAL AGENT"), to secure the holders' obligations under the Stock Purchase Contracts. If any treasury securities are delivered to the Collateral Agent upon conversion of Normal Units into Stripped Units or recreation of Normal Units as described below, those securities will automatically be substituted as pledged securities under the pledge arrangement. Any securities pledged to the Collateral Agent to secure the obligations of the holders of any Units are herein referred to as "PLEDGED SECURITIES."

     Except as described in this prospectus supplement, holders of Units will have no right to separate any Units into their constituent components.

     It is possible that investment grade debt obligations of a third party other than the United States will underlie the Normal Units instead of Treasury Notes due 2002. If that is the case, certain terms of the Normal Units will differ from those described in this prospectus supplement. In that event, the particular terms of the Normal Units and the underlying debt obligations will be described in a final prospectus supplement.

     Each holder of Normal Units will be entitled to receive cash payments at
the rate of      % of their aggregate Stated Amount per year, accruing from the date the Normal Units are issued in this offering and payable in arrears on each
          and           , beginning on           , 1999 and ending on
                    , 2002 (each such date, a "SEMIANNUAL PAYMENT DATE"). These payments will consist of payments on the Treasury Notes due 2002 underlying the Normal Units plus contract fees payable by Southern pursuant to the underlying Stock Purchase Contracts (such contract fees being herein referred to as "CONTRACT FEES"). Southern will be entitled to defer the payment of contract fees, but Southern may not defer the payment of contract fees beyond
                    , 2002 (the "FINAL SETTLEMENT DATE") and any deferred payments will bear additional contract fees. See "-- Description of the Stock Purchase Contracts -- Contract Fees."

     On the Final Settlement Date, if a holder of Units hasn't already settled the Stock Purchase Contracts underlying those Units for cash, the principal paid on the Pledged Securities underlying those Units will automatically be applied to purchase Southern common stock at a Settlement Price of between $
and $          per share (subject to adjustment), as further described under
"-- Description of the Stock Purchase Contracts -- General" below.

     Each holder, by accepting Units, will, under the terms of the Master Unit

Agreement and Pledge Agreement referred to below (collectively, the "PRINCIPAL AGREEMENTS") as well as the Stock Purchase Contracts underlying such Units, be deemed to have (a) irrevocably agreed to be bound by the terms of the Principal Agreements and such Stock Purchase Contracts for so long as such holder remains a holder of such Units and (b) duly appointed the Unit Agent acting under such Master Unit Agreement as such holder's agent and attorney-in-fact to enter into and perform such Stock Purchase Contracts on behalf of and in the name of such holder.

                     INITIAL FORMATION OF NORMAL UNITS AND
                  STRIPPED UNITS; RIGHT TO STRIP OR RE-CREATE
                      NORMAL UNITS; EXECUTION OF PRINCIPAL
                                   AGREEMENTS

     Prior to the closing of the Normal Units offering, the underwriters for the offering will acquire from third parties Treasury Notes due 2002 with an aggregate principal amount equal to the aggregate Stated Amount of the Normal Units. At closing, the underwriters will (a) enter into the Stock Purchase Contracts underlying the Normal Units with Southern and (b) pledge those Treasury Notes due 2002 to the Collateral Agent to secure the obligations owed to Southern under those Stock Purchase Contracts. (The right to purchase common stock and receive Contract Fees under a Stock Purchase Contract, together with the Treasury Notes due 2002 securing the holder's obligation to purchase common stock under that Stock Purchase Contract, subject to such obligation and the pledge arrangements securing it, are collectively referred to in this prospectus supplement as a "NORMAL UNIT.")

     Each holder of Normal Units will have the right, on or prior to the second Business Day before the Final Settlement Date, to substitute United States
Treasury STRIPS due             , 2002 ("TREASURY STRIPS DUE 2002") for the
Treasury Notes due 2002 underlying those Normal Units and convert those Normal Units into Stripped Units that will no longer generate cash payments (other than Contract Fees). In order to exercise this right, the holder must (a) surrender the certificate or certificates evidencing such Normal Units, together with a properly completed and executed "Request to Create Stripped Units" in substantially the form set forth on the reverse side of the certificate, to the Unit Agent, (b) deliver to the Collateral Agent, as substitute collateral for the holder's obligations pursuant to the Stock Purchase Contracts underlying such Normal Units, Treasury STRIPS due 2002 that will generate payments on the Final Settlement Date equal to the aggregate Stated Amount of those Normal Units and (c) follow the other requirements described herein. (The right to purchase common stock and receive Contract Fees under a Stock Purchase Contract, together with the Treasury STRIPS due 2002 securing the holder's obligation to purchase common stock under that Stock Purchase Contract, subject to such obligation and the pledge arrangements securing it, are collectively referred to in this prospectus supplement as a "STRIPPED UNIT.")

     A holder may exercise this right only with respect to a number of Normal Units that is an integral multiple of 20.

     Stripped Units will not be fungible with Normal Units. If Stripped Units are traded to a sufficient extent to meet the listing requirements of the NYSE, Southern will use reasonable efforts to list them on the NYSE.

     If a holder exercises the right to convert Normal Units into Stripped Units, (a) the Treasury Notes due 2002 underlying those Normal Units will be released from the pledge arrangement and delivered to the holder, free and clear of Southern's security interest therein, and (b) the holder will be issued a number of Stripped Units equal to the number of Normal Units surrendered.

     Each holder of Stripped Units will have the right, on or prior to the second Business Day before the Final Settlement Date, to substitute Treasury Notes due 2002 for the Treasury STRIPS due 2002 underlying those Stripped Units and convert those Stripped Units into Normal Units that will once again generate the full cash payments contemplated under "-- General" above. In order to exercise this right, the holder must (a) surrender the certificate or certificates evidencing such Stripped Units, together with a properly completed and executed "Request to Recreate Normal Units" in substantially the form set forth on the reverse side of the certificate, to the Unit Agent, (b) deliver to the Collateral Agent, as substitute collateral for the holder's obligations pursuant to the Stock Purchase Contracts underlying such Stripped Units, Treasury Notes due 2002 with an aggregate principal amount equal to the aggregate Stated Amount of those Stripped Units and (c) follow the other requirements described herein.

     A holder may exercise this right only with respect to a number of Stripped Units that is an integral multiple of 20.

     If a holder recreates Normal Units from Stripped Units in this manner, (a) the U.S. Treasury STRIPS due 2002 underlying those Stripped Units will be released from the pledge arrangement and delivered to the holder and (b) the holder will be issued a number of Normal Units equal to the number of Stripped Units surrendered.

     When we use the term "UNIT" in this prospectus supplement, we mean a Normal Unit or a Stripped Unit.

     Southern will enter into (a) an agreement (the "MASTER UNIT AGREEMENT") with The First National Bank of Chicago, as unit agent (together with any successor thereto in such capacity, the "UNIT AGENT"), governing the appointment of the Unit Agent as the agent and attorney-in-fact for the holders of the Units, the Stock Purchase Contracts, the transfer, exchange or replacement of certificates representing the Units and certain other matters relating to the Units and (b) an agreement (the "PLEDGE AGREEMENT") between Southern and the Collateral Agent creating a pledge and security interest for the benefit of Southern to secure the obligations of holders of Units under the Stock Purchase Contracts.

                  DESCRIPTION OF THE STOCK PURCHASE CONTRACTS

GENERAL

     The Stock Purchase Contracts will be governed by the Master Unit Agreement.

     Each Stock Purchase Contract underlying a Unit will require the holder of such Unit to purchase, and Southern to sell, on the Final Settlement Date, for cash in an amount equal to $50, common stock of Southern at a per share price equal to the Settlement Price. If a Stock Purchase Contract is not settled or terminated before the Final Settlement Date, the principal paid on the Pledged Securities securing that contract will automatically be applied to fund that purchase.

     The "SETTLEMENT PRICE" will equal the Applicable Market Value referred to below, except that (a) if the Applicable Market Value is below the Initial Stock Price referred to below, the Settlement Price will equal the Initial Stock Price, and (b) if the Applicable Market Value is above the Threshold Appreciation Price referred to below, the Settlement Price will equal the Threshold Appreciation Price.

     "APPLICABLE MARKET VALUE" means the average of the Closing Prices of the common stock during the 20 consecutive Trading Day period ending on and including the last Trading Day before the Final Settlement Date.

     "INITIAL STOCK PRICE" means $     . This amount is equal to the last
reported sale price of the common stock on the NYSE on the date of this prospectus supplement, and is subject to adjustment in certain circumstances as summarized under "-- Anti-Dilution Adjustments" below.

     "THRESHOLD APPRECIATION PRICE" means $          . This amount is
approximately      % higher than the Initial Stock Price, and is subject to
adjustment in certain circumstances as summarized under "-- Anti-Dilution Adjustments" below.

     The number of shares of common stock that a holder will purchase per Unit on the Final Settlement Date will equal the Stated Amount ($50) divided by the Settlement Price. Since the Settlement Price will be between the Initial Stock Price and the Threshold Appreciation Price described above, the number of shares
that a holder will purchase per Unit will be between        shares and
shares if the Initial Stock Price and Threshold Appreciation Price have not been changed.

     Southern will not issue any fractional shares of common stock pursuant to the Stock Purchase Contracts. In lieu of a fraction of a share otherwise issuable in respect of Stock Purchase Contracts being settled by a holder of Units, the holder will be entitled to receive an amount of cash equal to such fraction times the Closing Price of the common stock on the Trading Day preceding the date of settlement.

     Prior to the purchase of common stock pursuant to a Stock Purchase Contract, the common stock to be received on settlement of such Stock Purchase Contract will not be deemed to be outstanding for any purpose and no holder of Units will have any voting rights, rights to dividends or other distributions or other rights or privileges of a stockholder of Southern by virtue of holding such Units.

SETTLEMENT ON FINAL SETTLEMENT DATE

     On the Final Settlement Date, if a holder of Units hasn't already settled the Stock Purchase Contracts underlying those Units for cash, the principal paid on the Pledged Securities underlying those Units will automatically be transferred to Southern to satisfy in full such holder's obligation to purchase common stock under the related Stock Purchase Contracts. The common stock purchased on settlement of such Stock Purchase Contracts will then be issued and delivered to such holder or such holder's designee, upon presentation and surrender of the certificate evidencing such Units at the offices of the Unit Agent and payment by the holder of any transfer or similar taxes payable in connection with the issuance of common stock to any person other than such holder.

SPECIAL RIGHT TO SETTLE EARLY AFTER REORGANIZATION EVENT

     If Southern engages in a merger or similar transaction prior to the Final Settlement Date in which Southern's common stock is converted into other securities, cash or other property (a "REORGANIZATION EVENT"), each holder of Units will have the right to settle the underlying Stock Purchase Contracts early on the terms summarized in this paragraph. Southern will, within five Business Days following completion of a Reorganization Event, mail notice thereof to each holder of Units. The notice will specify a date, which must be a Business Day not less than 10 Business Days and not more than 20 Business Days after the date on which the notice is mailed, on which any early settlement pursuant to this right will occur (the "DATE OF EARLY SETTLEMENT AFTER REORGANIZATION EVENT"). The notice will also set forth the amount of securities, cash or other property receivable on early settlement of a Stock Purchase Contract pursuant to this right (determined as described under "-- Anti-Dilution Adjustments" below).

     To exercise this right with respect to the Stock Purchase Contracts underlying any Units, a holder must, by no later than 10:00 a.m., New York City time, on the Date of Early Settlement After Reorganization Event, settle those Stock Purchase Contracts by presenting and surrendering the certificate evidencing such Units at the offices of the Unit Agent with the form of "Election to Exercise Early" on the reverse side of the certificate completed and executed as indicated, accompanied by payment (in the form of a certified or cashiers check payable to the order of Southern in immediately available funds) of an amount equal to (a) the aggregate Stated Amount of such Units less (b) the aggregate amount of any deferred Contract Fees payable thereon, together with payment of any transfer or similar taxes payable in connection with the issuance or transfer of securities to any person other than the holder of the Units. The securities, cash or other property receivable on settlement of such Stock Purchase Contracts will then be issued and delivered to such holder or such holder's designee and the Pledged Securities securing such Stock Purchase Contracts will then be released from the pledge under the Pledge Agreement and delivered to such holder or such holder's designee, within three Business Days following the settlement date. So long as Units are evidenced by global certificates with the Depositary (as contemplated under "-- Book-Entry System" below), procedures for early settlement will also be governed by standing arrangements between the Depositary and the Unit Agent.

     Upon early settlement of Stock Purchase Contracts underlying any Units, the holder's right to receive additional Contract Fees will terminate and, except as contemplated by the first sentence of the preceding paragraph with respect to deferred Contract Fees, no payment or adjustment will be made to or for the holder on account of accrued Contract Fees.

     If the Unit Agent receives a certificate evidencing the Units, accompanied by the completed Election to Exercise Early and requisite check, from a holder by 5:00 p.m., New York City time, on a Business Day, that day will be considered the settlement date. If the Unit Agent receives the foregoing after 5:00 p.m., New York City time, on a Business Day or on a day that is not a Business Day, the next succeeding Business Day will be considered the settlement date.

     Holders may settle Stock Purchase Contracts early only in integral multiples of 20.

CONTRACT FEES

     Each Stock Purchase Contract underlying a Unit will require Southern to pay
to the holder Contract Fees at the rate of      % of the $50 Stated Amount per
year, payable on each Semiannual Payment Date. The first payment will be adjusted as necessary so that holders of Normal Units will receive a total payment, after giving effect to Contract Fees and interest paid on the
underlying Treasury Notes due 2002, equivalent to      % of the Stated Amount
per year, accruing from the date the Normal Units are issued in this offering.

     Southern's obligation to pay Contract Fees to the holders of Units will be unsecured and junior in right of payment to all of Southern's indebtedness for borrowed money.

     So long as no default in Southern's obligations under the Principal Agreements has occurred and is continuing, Southern will be entitled to defer the payment of Contract Fees at any time or from time to time for a period not extending beyond the Final Settlement Date. To exercise such right, Southern must give the holders and the Unit Agent notice at least five Business Days before the earliest of (a) the date such payment would otherwise have been payable, (b) the date Southern is required to give notice to any securities exchange or to holders of Units of the record date or the date such payment is payable and (c) such record date. During any such deferral period, Southern may not declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Southern's capital stock (other than (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock of Southern, (b) any declaration of a dividend in connection with the implementation of a stockholder's rights plan, or the issuance of rights or stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) as a result of a reclassification of Southern's capital stock solely into shares of one or more classes or series of Southern's capital stock or the exchange or conversion of one class or series of Southern's capital stock for another class or series of Southern's capital stock, (d) the purchase of fractional interests in shares of Southern's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged and (e) purchases of common stock in connection with the satisfaction by Southern of its obligations under any employment contract, incentive plan, benefit plan or similar arrangement of Southern or any of its subsidiaries or in connection with a dividend reinvestment or stock purchase plan).

     Any deferred Contract Fees will bear additional Contract Fees at the rate
of           % per year (compounding on each succeeding Semiannual Payment Date)
until paid.

     Contract Fees payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Contract Fees will accrue from and including the date of issuance of the Normal Units to but excluding the Final Settlement Date and will be payable in arrears on the Semiannual Payment Dates (unless deferred as described above). If the Stock Purchase Contracts are terminated, the right of holders of Normal Units to receive Contract Fees (including any deferred Contract Fees) will also terminate.

 ANTI-DILUTION ADJUSTMENTS

     The Initial Stock Price and Threshold Appreciation Price (which serve as the minimum and maximum possible Settlement Price) may be adjusted if certain events occur, including: (a) dividends or other distributions on common stock payable in common stock; (b) the issuance to all holders of common stock of rights or warrants entitling them, for a period of up to 45 days, to subscribe for or purchase common stock at less than the Current Market Price; (c) subdivisions or combinations of common stock; (d) distributions to all holders of common stock of evidences of indebtedness of Southern, securities, cash or other assets (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash); (e) a distribution consisting exclusively of cash to all holders of common stock in an aggregate amount that, when combined with other all-cash distributions made within the preceding 12 months, exceeds 10% of Southern's Aggregate Market Capitalization on the date fixed for the determination of stockholders entitled to receive such distribution; and (f) the successful completion of a tender or exchange offer made by Southern or any subsidiary for Southern's common stock.

     The "CURRENT MARKET PRICE" per share of common stock on any day means the average of the daily Closing Prices for the five consecutive Trading Days selected by Southern commencing not more than 20 Trading Days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, shall mean the first date on which the common stock trades on the relevant exchange or in the relevant market without the right to receive such issuance or distribution.

     "AGGREGATE MARKET CAPITALIZATION" on any day means the Current Market Price on that day times the number of shares of common stock then outstanding.

     If, as a result of the occurrence of a Reorganization Event, the common stock is converted into the right to receive other securities, cash or property, then each Stock Purchase Contract will, without the consent of the holders of Units, become a contract to purchase, on the Final Settlement Date (or, at the option of the holder of the related Unit as described herein, an earlier date), only the kind and amount of securities, cash or property that the holder would have been entitled to receive if the holder had settled such Stock Purchase Contract immediately prior to such Reorganization Event. For this purpose, however, the Applicable Market Value used to determine the Settlement Price and the resulting number of shares of common stock that would have been purchasable upon settlement of such Stock Purchase Contract immediately prior to such Reorganization Event will be deemed to be (a) in the case of a settlement on the Date of Early Settlement After Reorganization Event, the average of the Closing Prices of the common stock during the 20 consecutive Trading Day period ending on and including the last Trading Day before the date of consummation of the Reorganization Event, (b) in the case of a settlement on the Final Settlement Date, the then current Package Value and (c) in the case of a settlement on any other day, the then current Threshold Appreciation Price.

     "PACKAGE VALUE" means (a) the amount of any cash and the fair market value at the Final Settlement Date (as reasonably determined in good faith by the Board of Directors of Southern) of any non-cash consideration (other than Marketable Securities) received per share of common stock in the Reorganization Event plus (b) the average of the Closing Prices of each type of Marketable Securities (if any) received in the Reorganization Event during the 20 consecutive Trading Day period ending on and including the last Trading Day before the Final Settlement Date times the number of securities of such type received per share of common stock in the Reorganization Event. If holders of common stock receive any securities in the Reorganization Event, the kind and amount of securities, cash or property purchasable upon settlement of each Stock Purchase Contract will be subject to further adjustment if events analogous to the dilution events described above occur with respect to such securities.

     "MARKETABLE SECURITIES" means any securities (whether voting or non-voting) listed on a U.S. national securities exchange or reported by the NASDAQ National Market.

     If at any time Southern makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (that is, distributions of evidences of indebtedness or assets of Southern, but generally not stock dividends or rights to subscribe to capital stock) and, pursuant to the adjustment provisions of the Master Unit Agreement, the Initial Stock Price and the Threshold Appreciation Price are decreased, such decrease may be deemed to be the receipt of taxable income to holders of Units. See "Certain Federal Income Tax Consequences -- Adjustment of Initial Stock Price and Threshold Appreciation Price."

     In addition, Southern may decrease the Initial Stock Price and Threshold Appreciation Price if the Board of Directors of Southern deems it advisable to avoid or diminish any income tax to holders of shares of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as a dividend or distribution for income tax purposes or for any other reasons.

     Adjustments to the Initial Stock Price and Threshold Appreciation Price will be calculated to the nearest $0.001. No adjustment in the Initial Stock Price and Threshold Appreciation Price will be required unless such adjustment would require an increase or decrease of at least one percent in either the Initial Stock Price or the Threshold Appreciation Price. If any adjustments are not required to be made because they would not change the Initial Stock Price or the Threshold Appreciation Price by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

     Southern will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in the Initial Stock Price and Threshold Appreciation Price, to provide written notice to the holders of Units of the occurrence of such event. Southern will also be required to deliver a statement in reasonable detail setting forth the method by which the adjustment was determined and setting forth the revised Initial Stock Price and Threshold Appreciation Price.

TERMINATION

     The Stock Purchase Contracts, and the rights and obligations of Southern and of the holders of the Units under the Stock Purchase Contracts (including the right to receive and obligation to pay Contract Fees or deferred Contract Fees and the right to purchase and obligation to sell common stock) will automatically terminate if Southern becomes subject to certain events of bankruptcy, insolvency or reorganization. If the Stock Purchase Contracts are terminated, the Pledged Securities will be distributed in the manner described under "-- Pledged Securities and Pledge Agreement -- Termination of Stock Purchase Contracts."

                    PLEDGED SECURITIES AND PLEDGE AGREEMENT

GENERAL

     Under the Pledge Agreement, the Pledged Securities will be pledged to the Collateral Agent, for the benefit of Southern, to secure the obligations of holders of Units to purchase common stock under the Stock Purchase Contracts. The Pledged Securities will initially consist of the Treasury Notes due 2002. If any securities are delivered to the Collateral Agent upon conversion of the Normal Units into Stripped Units or upon recreation of Normal Units, those securities will automatically be substituted as Pledged Securities under the pledge arrangement.

     The rights of the holders of the Units to the underlying Pledged Securities will be subject to the pledge and security interest created by the Pledge Agreement. No holder of Units will be permitted to withdraw the Pledged Securities underlying such Units from the pledge arrangement except as described under " -- Initial Formation of Normal Units and Stripped Units; Right to Strip or Re-create Normal Units; Execution of Principal Agreements" above. Subject to such pledge and security interest, however, each holder of Units will have full beneficial ownership of the underlying Pledged Securities and will be entitled (directly or through the Collateral Agent) to all of the rights provided by such Pledged Securities, and Southern will have no rights in the Pledged Securities other than its security interest.

INTEREST PAYMENTS ON PLEDGED SECURITIES

     The Collateral Agent, upon receipt of any payments of interest on the Pledged Securities, will transfer those payments to the Unit Agent, which will, in turn, distribute those payments, together with the Contract Fees then due from Southern to the holders of Normal Units, to the holders of Units on the Record Date. As long as the Units remain in book-entry only form, the Record Date for any payment will be one Business Day before such payment date.

SUBSTITUTION OF PLEDGED SECURITIES

     For a description of the right of a holder of Units to substitute Treasury STRIPS due 2002 or Treasury Notes due 2002 for Pledged Securities, see
" -- Initial Formation of Normal Units and Stripped Units; Right to Strip or Recreate Normal Units; Execution of Principal Agreements" above.

SETTLEMENT OF STOCK PURCHASE CONTRACTS

     On the Final Settlement Date, if a holder of Units hasn't already settled the Stock Purchase Contracts underlying those Units for cash, the principal paid on the Pledged Securities underlying any holder's Units will automatically be transferred to Southern to satisfy in full such holder's obligation to purchase common stock under the related Stock Purchase Contracts.

     For a description of the manner in which Pledged Securities will be released and distributed upon early settlement of Stock Purchase Contracts, see "-- Description of the Stock Purchase Contracts -- Special Right to Settle Early after Reorganization Event."

TERMINATION OF STOCK PURCHASE CONTRACTS

     Upon termination of the Stock Purchase Contracts (see " -- Description of the Stock Purchase Contracts -- Termination"), the Collateral Agent will release the Pledged Securities underlying the Units to the Unit Agent for distribution to the holders of such Units, upon presentation and surrender of the certificates evidencing such Units. If upon such termination any holder would otherwise be entitled to receive a principal amount of Treasury Notes due 2002 or Treasury STRIPS due 2002 that is not an integral multiple of $1,000, the Unit Agent will distribute to such holder Treasury Notes due 2002 or Treasury STRIPS due 2002, as the case may be, in a principal amount equal to the next lower integral multiple of $1,000. The Unit Agent will sell the Treasury Notes due 2002 or Treasury STRIPS due 2002 not otherwise distributed to such holder (together with the Treasury Notes due 2002 or Treasury STRIPS due 2002, as the case may be, not otherwise distributed to other holders) and will distribute the net proceeds to all such holders (in accordance with their respective interests therein).

                               BOOK-ENTRY SYSTEM

     The Depository Trust Company (the "DEPOSITARY") will act as securities depositary for the Units. The Units will be issued only as fully-registered securities registered in the name of Cede & Co. or another nominee of the Depositary. Fully-registered global security certificates ("GLOBAL SECURITY CERTIFICATES"), representing the total aggregate number of Units, will be issued, will be deposited with the Depositary and will bear a legend regarding restrictions on their exchanges and registration of transfer as described below.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Units so long as such Units are represented by Global Security Certificates.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). The Depositary holds securities that its participants ("PARTICIPANTS") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("DIRECT PARTICIPANTS"). The Depositary is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain direct or indirect custodial relationships with Direct Participants either directly or indirectly ("INDIRECT PARTICIPANTS"). The rules applicable to the Depositary and its Participants are on file with the SEC.

     Generally, Units represented by Global Security Certificates may not be exchanged in whole or in part for Units registered. No transfer of Global Security Certificates in whole or in part may be registered in the name of any person other than the Depositary or a nominee of the Depositary unless the Depositary has notified Southern that it is unwilling or unable to continue as depositary for such Global Security Certificates or has ceased to be qualified to act as Depositary under the Master Unit Agreement or if there occurs and continues a default by Southern under one or more Principal Agreements. All Units and portions of Units represented by Global Security Certificates will be registered in such names as the Depositary may direct.

     As long as the Depositary or its nominee is the registered owner of the Global Security Certificates, such Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the Global Security Certificates and all Units represented thereby for all purposes under the Units, Stock Purchase Contracts and Principal Agreements. Except in the limited circumstances referred to in the paragraph above, owners of beneficial interests in Global Security Certificates will not be entitled to have such Global Security Certificates or the underlying Units registered in their names, will not receive or be entitled to receive physical delivery of certificates and will not be considered to be owners or holders of such Global Security Certificates or any underlying Units for any purpose under the Units, Stock Purchase Contracts and Principal Agreements. All payments on the Units represented by the Global Security Certificates and all deliveries of Pledged Securities or common stock to the holders thereof will be made to the Depositary or its nominee, as the case may be, as the holder thereof.

     Ownership of beneficial interests in the Global Security Certificates will be limited to Participants or persons that may hold beneficial interests through institutions that have accounts with the Depositary. Ownership of beneficial interests in Global Security Certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary or its nominee (with respect to Participants' interests) or any such Participant (with respect to interests of persons held by such Participants on their behalf). Procedures for settlement of Stock Purchase Contracts will be governed by arrangements among the Depositary, Participants and persons that may hold beneficial interests through Participants designed to permit such settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in Global Security Certificates may be subject to various policies and procedures adopted by the Depositary from time to time. The Depositary has advised Southern that it will not take any action permitted to be taken by a holder of Units unless directed to do so by one or more Participants to whose account the Depositary interests in the Global Security Certificates are credited and only for the number of Units as to which such Participant or Participants has or have given such direction. None of Southern, the Unit Agent, the Collateral Agent nor any of their agents will have any responsibility or liability for any aspect of the Depositary's or any Participant's records relating to, or for payments made on account of, beneficial interests in Global Security Certificates, or for maintaining, supervising or reviewing any of the Depositary's records or any Participant's records relating to such beneficial ownership interests.

     The information in this section concerning the Depositary and its book-entry system has been obtained from sources that Southern believes to be reliable, but Southern does not take responsibility for its accuracy.

                 CERTAIN PROVISIONS OF THE PRINCIPAL AGREEMENTS

GENERAL

     Distributions on the Units will be payable, Stock Purchase Contracts (and related documents) will be settled, transfers of the Units will be registrable, Normal Units will be convertible into Stripped Units and Stripped Units will be convertible into Normal Units at the office of the Unit Agent in the Borough of Manhattan, The City of New York. In addition, in the event that the Units do not remain in book-entry form, payment of distributions on the Units may be made, at the option of Southern, by check mailed to the address of the persons shown on the Unit Register.

     In the event that any Semiannual Payment Date or the Final Settlement Date is not a Business Day, then any payment required to be made on such date must be made on the next Business Day (and so long as such payment is made on the next Business Day, without any interest or other payment on account of any such delay), with the same force and effect as if made on such payment date.

     If a holder of Units fails to present and surrender the certificate evidencing its Units to the Unit Agent on the Final Settlement Date, the common stock issuable to such holder in settlement of the related Stock Purchase Contracts will be registered in the name of the Unit Agent. These securities, together with any distributions thereon, will be held by the Unit Agent as agent for the benefit of such holder, until such certificate is presented and surrendered or the holder provides satisfactory evidence that such certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the Unit Agent and Southern.

     If the Stock Purchase Contracts have terminated prior to the Final Settlement Date, the related Pledged Securities have been transferred to the Unit Agent for distribution to the holders and a holder of Units fails to present and surrender the certificate evidencing its Units to the Unit Agent, the Pledged Securities that would otherwise be delivered to such holder and any related payments will be held by the Unit Agent as agent for the benefit of such holder, until the holder presents and surrenders its certificate or provides the evidence and indemnity described above.

     The Unit Agent will not be required to invest or to pay interest on any amounts held by it before distribution.

     No service charge will be made for any registration of transfer or exchange of the Units, except for any applicable tax or other governmental charge.

MODIFICATION

     The Principal Agreements will contain provisions permitting the relevant parties to modify the terms of the Principal Agreements and the Stock Purchase Contracts with the consent of the holders of a majority of the Units at the time outstanding (or, in the case of modifications affecting only a specific type of Units, the consent of the holders of a majority of the Units of such type). However, no modification may, without the consent of the holder of each outstanding Unit affected by the modification, (a) extend any payment date, (b) change the amount or type of Pledged Securities required to be pledged to secure obligations under the Units, impair the right of the holder of any Units to receive distributions on the Pledged Securities underlying such Units or otherwise adversely affect the holder's rights in or to Pledged Securities, (c) change the place or currency of payment for any amounts payable in respect of the Units, increase any amounts payable by holders in respect of Units or decrease any other amounts receivable by holders in respect of Units, (d) impair the right to institute suit for the enforcement of any Stock Purchase Contract,
(e) reduce the amount of common stock purchasable under any Stock Purchase Contract, increase the price to purchase common stock on settlement of any Stock Purchase Contract, change the Final Settlement Date or otherwise adversely affect the holder's rights under any Stock Purchase Contract or (f) reduce the percentage of outstanding Units the consent of whose holders is required for the modification or amendment of the provisions of the Principal Agreements or the Stock Purchase Contracts.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Southern will agree in the Master Unit Agreement that it will not merge with or into or consolidate with any other entity or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to any person, firm or corporation unless (a) Southern is the continuing corporation or the successor corporation is a corporation organized under the laws of the United States of America or a state thereof; (b) such corporation expressly assumes the obligations of Southern under the Principal Agreements and the Stock Purchase Contracts; and (c) Southern or such successor corporation is not, immediately after such merger, consolidation, sale, assignment, transfer, lease or conveyance, in default in the performance of any of its obligations under the Stock Purchase Contracts and the Principal Agreements.

TITLE

     Southern, the Unit Agent and the Collateral Agent may treat the registered holder of any Units as the absolute owner of those Units for the purpose of making payment and settling the related Stock Purchase Contracts and for all other purposes.

REPLACEMENT OF UNIT CERTIFICATES

     In the event that physical certificates are issued, any mutilated certificate will be replaced by Southern at the expense of the holder upon surrender of such certificate to the Unit Agent. Certificates that become destroyed, lost or stolen will be replaced by Southern at the expense of the holder upon delivery to Southern and the Unit Agent of satisfactory evidence that such certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the Unit Agent and Southern.

     Southern, however, is not required to issue any certificates representing Units on or after the Final Settlement Date or after the Stock Purchase Contracts have terminated.

GOVERNING LAW

     The Principal Agreements and the Stock Purchase Contracts will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE UNIT AGENT

     The First National Bank of Chicago will initially act as Unit Agent. The Unit Agent will act as the agent for the holders of Units from time to time. The Master Unit Agreement will not obligate the Unit Agent to exercise any discretionary actions in connection with a default under the terms of the Principal Agreements, the Stock Purchase Contracts or the Pledged Securities.

     The Master Unit Agreement will contain provisions limiting the liability of the Unit Agent. The Master Unit Agreement will contain provisions under which the Unit Agent may resign or be replaced. Resignation or replacement of the Unit Agent will be effective upon appointment of a successor.

     The Unit Agent is one of a number of banks with which Southern and its subsidiaries maintain ordinary banking and trust relationships.

INFORMATION CONCERNING THE COLLATERAL AGENT

     The Chase Manhattan Bank will initially act as Collateral Agent. The Collateral Agent will act solely as the agent of Southern and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Units except for the obligations owed by a pledgee of property to the owner thereof under the Pledge Agreement and applicable law.

     The Pledge Agreement will contain provisions limiting the liability of the Collateral Agent. The Pledge Agreement will contain provisions under which the Collateral Agent may resign or be replaced. Such resignation or replacement will be effective upon the appointment of a successor.

     The Collateral Agent is one of a number of banks with which Southern and its subsidiaries maintain ordinary banking and trust relationships. The Collateral Agent currently has commitments under two credit facilities with Southern for maximum aggregate amounts of $50,000,000 each.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of Units to a holder that purchases Normal Units in this offering. The summary represents the opinion of Sullivan & Cromwell, special tax counsel to Southern and the underwriters for this offering, insofar as it relates to matters of law and legal conclusions. The summary deals only with Units held as capital assets by a purchaser who or which is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. It does not deal with Units held by specially treated classes of holders, such as dealers in securities, life insurance companies, tax-exempt entities, traders in securities that elect to mark to market, investors liable for alternative minimum tax and investors that hold Units as part of a straddle or a hedging or conversion transaction. PROSPECTIVE PURCHASERS OF NORMAL UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO UNIT HOLDERS IN THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

GENERAL TREATMENT OF NORMAL UNITS ACQUIRED IN THIS OFFERING

     A holder purchasing Normal Units in this offering will be treated as having acquired two components, the underlying Treasury Notes due 2002 and the underlying Stock Purchase Contracts. The holder's initial basis in the underlying Treasury Notes due 2002 will equal the fair market value thereof on the date the holder commits to purchase the Normal Units, and the holder's basis in the underlying Stock Purchase Contracts will equal the holder's purchase price for the Normal Units minus the holder's initial basis in the underlying Treasury Notes due 2002. If the purchase price for a holder's Normal Units equals the fair market value of the underlying Treasury Notes due 2002 on the date the holder commits to purchase the Normal Units, the holder's basis in the underlying Stock Purchase Contracts will be zero. As discussed below, such basis in the Stock Purchase Contracts will in effect be reduced by the amount of any Contract Fees received but not included in income and could in effect be negative.

INCOME FROM NORMAL UNITS

     A holder of Normal Units will include interest on the underlying Treasury Notes due 2002 in income when received or accrued, in accordance with the holder's method of accounting. If Treasury Notes due 2002 have accrued but unpaid interest at the time the holder acquires them, a portion of the first interest payment (equal to the amount of such accrued interest) will be a tax-free return of principal which reduces the basis of the Treasury Notes due 2002, rather than taxable income.

     There is no authority for the treatment of the Contract Fees under current law, but Southern intends to file information returns on the basis that the Contract Fees are income to holders. Holders should consult their own tax advisors concerning the treatment of Contract Fees, including the possibility that Contract Fees may be treated as a reduction in the holders' basis in the Stock Purchase Contracts, rather than included in income upon receipt, by analogy to the treatment of rebates or of option premiums. Southern does not intend to deduct the Contract Fees for federal income tax purposes because it views them as a cost of issuing the common stock. Contract Fees received by a regulated investment company should be treated as income derived with respect to the company's business of investing in stock and securities.

SALE OR DISPOSITION OF NORMAL UNITS

     If a holder sells, exchanges or otherwise disposes of Normal Units before the maturity of the underlying Treasury Notes due 2002, the holder will generally recognize capital gain or loss equal to the difference between (a) the amount realized from the disposition of the Normal Units and (b) the holder's aggregate tax basis in the underlying Treasury Notes due 2002 and Stock Purchase Contracts. If a holder sells Normal Units between interest payment dates, a portion of the proceeds of the sale will be treated as a receipt of interest accrued since the last interest payment date, rather than as an amount realized from the sale of the Normal Units, consistent with the general treatment of proceeds from the sale of debt instruments such as the Treasury Notes due 2002.

RECEIPT OF TREASURY NOTES DUE 2002 ON EARLY SETTLEMENT

     A holder of Normal Units that settles the underlying Stock Purchase Contracts before the Final Settlement Date will not recognize gain or loss on the receipt of the underlying Treasury Notes due 2002 and will retain the same basis therein as such holder had before settlement.

GAIN OR LOSS ON MATURITY OF TREASURY NOTES DUE 2002; MARKET DISCOUNT AND BOND PREMIUM

     If a holder's tax basis in the Treasury Notes due 2002 underlying any Normal Units is less than the amount payable at maturity of the Treasury Notes due 2002, the holder will generally recognize gain equal to the difference upon payment of the Treasury Notes due 2002 at maturity. This gain will be treated as ordinary interest income (i.e., market discount) unless it is "de minimis", in which case it will be treated as capital gain. The gain will be "de minimis" if it is less than 1/4 of one percent of the amount payable at maturity of the Treasury Notes due 2002 multiplied by the number of complete years remaining from the date of purchase to maturity of the Treasury Notes due 2002. A holder may instead elect to accrue market discount into income on a current basis over the remaining life of the Treasury Notes due 2002. An election to accrue market discount may apply to other debt instruments acquired at a discount by the holder, and a holder should consult a tax advisor before making the election.

     If such tax basis is greater than the amount payable at maturity of the Treasury Notes due 2002, the excess will be "bond premium." A holder may either recognize the bond premium as a capital loss upon payment of the Treasury Notes due 2002 at maturity or make an election to amortize it over the term of the Treasury Notes due 2002. If the election is made, the bond premium will generally reduce the interest income on the Treasury Notes due 2002 on a constant yield basis over the remaining term of the Treasury Notes due 2002 and will reduce the basis of the Treasury Notes due 2002 by the amount of amortization. An election to amortize bond premium may apply to other debt instruments acquired at a premium by the holder, and a holder should consult a tax advisor before making the election.

ACQUISITION OF COMMON STOCK UNDER STOCK PURCHASE CONTRACTS

     A holder of Normal Units will not recognize gain or loss upon receipt of common stock pursuant to the underlying Stock Purchase Contracts, and the holder's basis in the common stock will equal the amount paid under the Stock Purchase Contracts (i.e., $50 per Normal Unit) plus such holder's tax basis in the Stock Purchase Contracts (which could in effect be negative). The holder's holding period for the common stock acquired pursuant to the Stock Purchase Contracts will begin on the day after the date the holder settles the Stock Purchase Contracts. If the holder receives cash in respect of fractional shares of common stock, the holder will be treated as having received and sold such fractional shares for cash, with the result that (a) the holder will recognize gain or loss equal to the difference between the amount of such cash and the portion of the basis in the common stock that is properly allocable to such fractional shares and (b) the holder's basis in the remaining common stock will be correspondingly reduced.

CREATING STRIPPED UNITS AND RECREATING NORMAL UNITS

     A holder of Normal Units that delivers Treasury STRIPS Due 2002 to the Collateral Agent in substitution for Treasury Notes due 2002 to create Stripped Units, or that delivers Treasury Notes due 2002 to the Collateral Agent in substitution for Treasury STRIPS due 2002 to recreate Normal Units, will generally not recognize gain or loss by doing so. Such holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such holder with respect to such securities, and such holder's adjusted tax bases in such securities and the Stock Purchase Contracts will not be affected by such delivery and release. Thus, a holder who substitutes Treasury STRIPS due 2002 for Treasury Notes due 2002 will continue to include original issue discount from such Treasury STRIPS due 2002 in income, along with any income from Contract Fees.

OWNERSHIP OF COMMON STOCK ACQUIRED UNDER A STOCK PURCHASE CONTRACT

     Assuming that Southern has current or accumulated earnings and profits at least equal to the amount of the dividends, a holder will include a dividend on the common stock in income when paid, and the dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate holder which meets the holding period and other requirements for the dividends received deduction.

     Upon the sale, exchange or other disposition of common stock, the holder will recognize gain or loss equal to the difference between the holder's tax basis in the common stock and the amount realized on the disposition. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the stock for more than one year at the time of disposition.

ADJUSTMENT OF INITIAL STOCK PRICE AND THRESHOLD APPRECIATION PRICE

     Holders of Units might be treated as receiving a constructive distribution from Southern if (i) the Initial Stock Price and Threshold Appreciation Price are adjusted and as a result of such adjustment, the proportionate interest of holders of Units in the assets or earnings and profits of Southern is increased, and (ii) the adjustment is not made pursuant to a bona fide, reasonable antidilution formula. An adjustment in the Initial Stock Price and Threshold Appreciation Price would not be considered made pursuant to such a formula if the adjustment were made to compensate for certain taxable distributions with respect to common stock. Thus, under certain circumstances, a decrease in the Initial Stock Price and Threshold Appreciation Price is likely to be taxable to holders of Units as a dividend to the extent of the current or accumulated earnings and profits of Southern. Holders of Units would be required to include their allocable share of such constructive dividend in gross income but would not receive any cash related thereto.

                       STATE AND OTHER TAX CONSIDERATIONS

     Under federal law, interest on United States Treasury obligations is generally exempt from state and local income taxes. Thus, interest on the Pledged Securities underlying a holder's Units should qualify for this exemption if the holder's state of residence (or other applicable state or local taxing jurisdiction) characterizes the Units for income tax purposes in a manner consistent with federal income tax characterization. There can be no assurance, however, that the holder's state of residence (or other applicable state or local taxing jurisdiction) would so characterize the Units, and, in any event, the exemption would not extend to gain on sale or other disposition of Units. In addition, a corporation or other entity holding Units may be required to include the Units in calculating state or local franchise taxes or taxes levied in lieu of franchise taxes. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE ACQUISITION AND HOLDING OF UNITS.

                                  UNDERWRITING

     Southern and the underwriters for this offering named below have entered into an underwriting agreement with respect to the Normal Units. Subject to certain conditions, (a) Southern has agreed to (i) enter into Stock Purchase Contracts with each underwriter underlying the number of Normal Units indicated opposite its name below and (ii) pay to each underwriter an amount equal to the per Normal Unit deficit (if any) to Southern listed on the cover page of this prospectus supplement times such number of Normal Units, and (b) each underwriter has severally agreed to (i) enter into Stock Purchase Contracts with Southern underlying the number of Normal Units indicated opposite its name below, (ii) pay to Southern an amount equal to the per Normal Unit premium (if any) to Southern listed on the cover page of this prospectus supplement times such number of Normal Units and (iii) pledge Treasury Notes due 2002 with a principal amount equal to the aggregate Stated Amount of such Normal Units to secure the Stock Purchase Contracts underlying such Normal Units. Goldman, Sachs & Co. are representatives of the underwriters.

                                                             NUMBER OF
UNDERWRITERS                                                NORMAL UNITS
------------                                                ------------
Goldman, Sachs & Co.......................................
Lehman Brothers Inc.......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.................................
Morgan Stanley & Co. Incorporated.........................
Salomon Smith Barney Inc..................................
                                                              --------

          Total...........................................
                                                              ========

                             ---------------------

     If the underwriters sell more Normal Units than the total number set forth in the table above, the underwriters have an option to acquire up to an
additional        Normal Units to cover such sales. They may exercise that
option for 30 days. If any Normal Units are acquired pursuant to this option, the underwriters will severally acquire Normal Units in approximately the same proportion as set forth in the table above.

     The following table shows the per Normal Unit and total underwriting commissions to be paid to the underwriters by Southern and the proceeds (deficit) to Southern from the transaction. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to acquire additional Normal Units.

                                                                         PROCEEDS               PROCEEDS
                                UNDERWRITERS'     UNDERWRITERS'       (OR DEFICIT),          (OR DEFICIT),
                                 COMMISSION        COMMISSION             BEFORE                 BEFORE
                                    PAID              PAID             EXPENSES, TO           EXPENSES, TO
                                 BY SOUTHERN       BY SOUTHERN           SOUTHERN               SOUTHERN
                                  ASSUMING          ASSUMING             ASSUMING               ASSUMING
                                 NO EXERCISE      FULL EXERCISE        NO EXERCISE           FULL EXERCISE
                               ---------------   ---------------   --------------------   --------------------
Per Normal Unit..............         $                 $                   $                      $
Total........................         $                 $                   $                      $

     Normal Units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Normal Units sold by the underwriters to securities dealers may be sold at a discount of up to

$          per Normal Unit from the initial public offering price. Any such securities dealers may resell any Normal Units purchased from the underwriters
to certain other brokers or dealers at a discount of up to $          per Normal
Unit from the initial public offering price. If all the Normal Units are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     The offer and sale by the underwriters of the Normal Units is subject to the underwriters having entered into the underlying Stock Purchase Contracts. In addition, the underwriters may, in their sole discretion, reject all or any part of an order for Normal Units which is received by them.

     Southern has agreed with the underwriters not to dispose of or hedge any Units, any securities which are substantially similar to Units, any Southern common stock or any securities convertible into or exchangeable for any such Units, securities or stock (other than the Normal Units offered in this offering), during the period from the date of this prospectus supplement
continuing through the date     days after the date of this prospectus
supplement, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans or dividend reinvestment plans.

     The Normal Units will be a new issue of securities with no established trading market. Southern intends to list the Normal Units on the NYSE. The underwriters have advised Southern that they intend to make a market for the Normal Units, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Units.

     In connection with the offering, the underwriters may purchase and sell the Normal Units or common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Normal Units than they are required to acquire in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Normal Units or the common stock while the offering pursuant to this prospectus supplement is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased Normal Units sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Normal Units or the common stock. As a result, the price of the Normal Units or the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Southern estimates that its share of the total expenses of the offering, excluding any premium (or deficit) to Southern referred to on the cover page of
this prospectus supplement, will be approximately $       .

     Southern has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the underwriters in the past have performed investment banking services for Southern and it affiliates and have received compensation for these services.

                               VALIDITY OF UNITS

     The validity of the Stock Purchase Contracts and the common stock purchasable on settlement of the Stock Purchase Contracts will be passed upon for Southern by Troutman Sanders LLP and for the underwriters by Dewey Ballantine LLP. Troutman Sanders LLP will rely on Dewey Ballantine LLP with respect to all matters of New York law. In addition, Sullivan & Cromwell has acted as special tax counsel for Southern and the underwriters, and special counsel for the underwriters with respect to certain structuring and corporate law matters, in connection with this offering.

                                    EXPERTS

     The financial statements and schedules of Southern included in Southern's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

             ------------------------------------------------------
             ------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                            Page
                                            ----
Prospectus Summary........................   S-1
Selected Consolidated Financial
  Information.............................   S-4
Risk Factors..............................   S-6
Use of Proceeds...........................   S-7
Description of Common Stock...............   S-7
Description of Units......................   S-9
Certain Federal Income Tax Consequences...  S-22
State and Other Tax Considerations........  S-25
Underwriting..............................  S-26
Validity of Units.........................  S-28
Experts...................................  S-28

                                   Prospectus

                                            Page
                                            ----
Available Information.....................    2
Incorporation of Certain Documents by
  Reference...............................    2
The Southern Company......................    4
Southern Company Capital Funding, Inc.....    4
The Trusts................................    4
Accounting Treatment of Trusts............    5
Certain Ratios............................    5
Use of Proceeds...........................    5
Description of the Common Stock...........    5
Description of the Senior Notes...........    7
Description of the Senior Notes
  Guarantees..............................   10
Description of the Junior Subordinated
  Notes...................................   11
Description of the Junior Subordinated
  Notes Guarantees........................   16
Description of the Preferred Securities...   16
Description of the Preferred Securities
  Guarantees..............................   17
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes, the Preferred Securities
  Guarantees and the Junior Subordinated
  Notes Guarantees........................   19
Description of Stock Purchase
  Contracts and Stock Purchase Units......   21
Description of Stock Purchase
  Guarantees..............................   21
Plan of Distribution......................   21
Legal Matters.............................   22
Experts...................................   22

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
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                                         Normal Units
                              THE SOUTHERN COMPANY

                                  % Adjustable
                                Conversion-rate
                             Equity Security Units
                          (Stated Amount $50 per Unit)
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                              (SOUTHERN CO. LOGO)
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                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                      Representatives of the Underwriters
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